                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                ______________

                                 SCHEDULE 13G

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 2



                             InfoCure Corporation
            ------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
            ------------------------------------------------------
                        (Title of Class of Securities)


                                  456 65A 108
            ------------------------------------------------------
                                (CUSIP Number)


                              December 31, 1999
            ------------------------------------------------------
            (Date of Event Which Requires Filing of the Statement)

  CUSIP NO.  45665A 108                13G                    Page 2 of 6 Pages
             ----------


------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      James K. Price
      SSN:
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]1
                                                                (b) [_]2

------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S. Citizen
------------------------------------------------------------------------------
NUMBER OF SHARES     5    SOLE VOTING POWER
BENEFICIALLY OWNED        1,239,024(1)(2)(3)
BY EACH REPORTING   -----------------------------------------------------------
PERSON WTH           6    SHARED VOTING POWER
                          -0-
                    -----------------------------------------------------------
                     7    SOLE DISPOSITIVE POWER
                          1,232,574(1)(2)
                   -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
                          6,450 (1)(3)
------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,239,024(1)(2)(3)

------------------------------------------------------------------------------

------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                               [_]3

------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      4.25%(4)

------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*
      IN

------------------------------------------------------------------------------

      (1) Reflects a 2-for-1 stock split in the form of a stock dividend on 8/19/99.

      (2) Includes 60,000 shares held in a deferred compensation trust on behalf of Mr. Price and 225,272 shares issuable upon the exercise of presently exercisable options.

      (3) Includes 6,450 shares held by Mr. Price's brother as to which Mr. Price maintains voting control.

      (4) Percentage ownership is calculated based upon 29,132,900 shares outstanding as of October 31, 1999, as reported in the Issuer's quarterly report on Form 10-Q dated November 15, 1999.

Item 1(a).  Name of Issuer:
            InfoCure Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:
            1765 The Exchange
            Suite 500
            Atlanta, Georgia 30339

Item 2(a).  Name of Person Filing:
            James K. Price

Item 2(b).  Address of Principal Business Office or, if none, Residence:
            1765 The Exchange
            Suite 500
            Atlanta, Georgia 30339

Item 2(c).  Citizenship:
            U.S. Citizen

Item 2(d).  Title of Class of Securities:
            Common Stock

Item 2(e).  CUSIP Number:
            456 65A 108

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

     (a) [ ] Broker or dealer registered under Section 15 of the Act,
     (b) [ ] Bank as defined in Section 3(a)(6) of the Act,
     (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,
     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

     (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

     (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,

     (f) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.   Ownership.

          (a)  Amount Beneficially Owned:            1,239,024 (1)(2)(3)
          (b)  Percent of Class:                         4.25% (4)
          (c)  Number of shares as to which such person has:
               (i)   Sole power to vote or to              1,239,024 (1)(2)(3)
                     direct the vote                       -------------------
               (ii)  Shared power to vote or                      -0-
                     to direct the vote                    -------------------

               (iii) Sole power to dispose or              1,232,574 (1)(2)
                     to direct the disposition of          ----------------

               (iv)  Shared power to dispose                   6,450 (1)(3)
                     or to direct the disposition of       ----------------

(1)  Reflects a 2-for-1 stock split in the form of a stock dividend on 8/19/99.

(2) Includes 60,000 shares held in a deferred compensation trust on behalf of Mr. Price and 225,272 shares issuable upon the exercise of presently exercisable options.

(3) Includes 6,450 shares held by Mr. Price's brother as to which Mr. Price maintains voting control.

(4) Percentage ownership is calculated based upon 29,132,900 shares outstanding as of October 31, 1999, as reported in the Issuer's quarterly report on Form 10-Q dated November 15, 1999.

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not Applicable

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable

Item 9.   Notice of Dissolution of Group.

          Not Applicable

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              February 16, 2000


                              By: /s/  James K. Price
                                  -----------------------------------
                                  James K. Price
                                  InfoCure Corporation
                                  Executive Vice President, Secretary